December 18, 2020

Via EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symetra Milestone VUL -G (File No. 333-213191) Symetra Separate Account SL (File No. 811-04909) Symetra Life Insurance Company (the “Depositor”)

Commissioners:

Symetra Life Insurance Company (“Symetra Life”), as depositor on behalf of its Symetra Separate Account SL (“Registrant”), is submitting herewith for filing under the Securities Act of 1933, as amended, Post-Effective Amendment No. 8 on Form N-6 for Milestone VUL-G (File No. 333-213191) (the "Filing"). The Filing also constitutes Amendment No. 38 to Registrant’s registration statement under the Investment Company Act of 1940, as amended (“1940 Act”).

The purpose of the Filing is to conform the Filing to the new Form N-6. The Filing includes an Initial Summary Prospectus as exhibit 30 (r). In addition, other non-material changes have been made to the Filing.

Required exhibits not filed with the Registration Statement, as well as other omitted information, will be included in a post-effective amendment to the registration statement.

Please direct any questions or comments regarding the registration statement to the undersigned at 425-256-8884 or at Rachel.Dobrow.Stone@symetra.com.

                        Sincerely,
        Rachel Dobrow Stone

Rachel Dobrow Stone
        Senior Counsel
        Symetra Life Insurance Company
        425-256-8884 Phone
        425-256-6080 Fax

cc:    Jacqueline M. Veneziani, General Counsel, Symetra Life Insurance Company
    Darlene K. Chandler, Senior Vice President and Associate General Counsel, Symetra Life Insurance
    Company